SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

______________________________

PARLUX FRAGRANCES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share (Title of class of securities)	0000802356 (CUSIP number)

Daniel E. Stoller, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square, New York, New York 10036

(212) 735-3000

(Name, address and telephone number of person authorized

to receive notices and communications)

January 10, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 0000802356		13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		Glenn H. Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	1,962,629
	8	SHARED VOTING POWER:	250,000
	9	SOLE DISPOSITIVE POWER:	1,962,629
	10	SHARED DISPOSITIVE POWER:	250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		2,212,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		12.0%
14	TYPE OF REPORTING PERSON:		IN

CUSIP No. 0000802356		13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		Lillian Ruth Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	250,000
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.36%
14	TYPE OF REPORTING PERSON:		IN

This Amendment No. 6 (“Amendment No. 6”) is being filed by and on behalf of Glenn H. Nussdorf ("Mr. Nussdorf") and Lillian Ruth Nussdorf ("Ms. Nussdorf," and collectively with Mr. Nussdorf, the "Nussdorfs"), and it amends the statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) filed on September 7, 2006, as amended by Amendment No. 1 filed on September 27, 2006, Amendment No. 2 filed on September 27, 2006, Amendment No. 3 filed on October 17, 2006, Amendment No. 4 filed on November 21, 2006 and Amendment No. 5 filed on December 22, 2006 with respect to the ownership of common stock, par value $0.01 per share (“Common Stock”), of Parlux Fragrances, Inc. (“Parlux” or the “Company”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On January 8, 2007, the Company issued a press release disclosing a record date of January 17, 2007 in connection with Mr. Nussdorf's solicitation of consents from the Company's stockholders for the purposes of removing, without cause, all members of the Board and electing himself and his five other nominees as directors of the Company.

On January 9, 2007, the Company issued a press release disclosing that the Company's Board had authorized stock repurchases of up to 10 million shares of Common Stock, constituting almost 55% of the Company's currently outstanding shares.

On January 10, 2007, Mr. Nussdorf sent a letter to the Board expressing his concern that the stock repurchases may be made for the purpose of, and in a manner designed to, entrench the Company's current management and Board. Also, Mr. Nussdorf demanded, in the letter, that the Company make immediate, full and clear public disclosure of the purposes of the massive stock repurchase authorization and how it is intended that any shares repurchased by the Company, whether prior to, on, or after the record date, will be treated for purposes of his consent solicitation. The letter is filed as Exhibit 99.4 to this Amendment No. 6 and is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer .

Items 5(a) and 5(b) of the Schedule 13D are hereby amended in their entirety to read as follows:

Item 5(a). The aggregate percentages of shares of Common Stock reported owned by Mr. Nussdorf and Ms. Nussdorf are based upon 18,430,332 shares outstanding, which Mr. Nussdorf understands are the number of outstanding shares of Common Stock as of December 29, 2006.

Item 5(b). As of the close of business on January 9, 2007, Mr. Nussdorf beneficially owned 2,212,629 shares of Common Stock, constituting approximately 12.0% of the shares currently outstanding. Mr. Nussdorf has sole voting and dispositive power with respect to 1,962,629 of the shares beneficially owned by him. As of the close of business on January 9, 2007, Ms. Nussdorf beneficially owned 250,000 shares of Common Stock, constituting approximately 1.36% of the shares currently outstanding. Ms. Nussdorf shares with Mr. Nussdorf voting and dispositive power with respect to all of the shares beneficially owned by her.

ITEM 7.	Material to be Filed as Exhibits.
Exhibit 99.4	Letter, dated January 10, 2007, from Glenn H. Nussdorf to the Board of Directors of the Company

[The remainder of this page intentionally left blank.]

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 10, 2007

/s/ Alfred R. Paliani
-------------------------------------------------
Glenn H. Nussdorf
By: Alfred R. Paliani, duly authorized under
previously filed Power of Attorney

/s/ Alfred R. Paliani
-------------------------------------------------
Lillian Ruth Nussdorf
By: Alfred R. Paliani, duly authorized under
previously filed Power of Attorney